EXHIBIT 99.01

Mr. Chi-Mau Sheih Appointed President of Chunghwa Telecom

Taipei, Taiwan, R.O.C. December 29, 2016 — Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that its Board of Directors has appointed Mr. Chi-Mau Sheih as its President effective January 4, 2017. Mr. Sheih will succeed Mr. Mu-Piao Shih, who will retire from the Company.

Mr. Sheih has served in various management positions within Chunghwa Telecom since 1976, including Senior Executive Vice President, President of Southern Taiwan Business Group as well as President of Central Taiwan Business Group, . He also served as Vice President of the Network Department and President of Yunlin Branch of Southern Taiwan Business Group.

Since 2010, Mr. Sheih has led multiple milestone projects to found new businesses while he was the Senior Executive Vice President of the Company. These milestones included the establishment of its Big Data Office to centralize Chunghwa Telecom’s in-house big data analysis capability, enabling the Company to assist in identifying potential customers as well as precise network construction. Mr. Sheih was instrumental in establishing the Cyber Security Department, which reinforced best practices in the Company’s information security systems. He oversaw the planning of new 4G offerings which enabled CHT to become the first operator in Taiwan to launch 4G LTE services. In addition, he was responsible for spearheading the full commercialization of the Company’s cloud computing initiatives as a part of Taiwan’s wider digital convergence development plan. Mr. Sheih also organized the Smart City Exhibition 2016 and led other 4G related initiatives to promote the idea of smart lifestyles, helping to advance the development of IoT throughout Taiwan.

Mr. Sheih holds an MBA degree from National Taiwan University. With extensive experience in both telecommunication technologies and operations in the telecom industry over 40 years, Mr. Sheih will continue to significantly contribute to the future growth of Chunghwa Telecom and strengthened stakeholder value overall.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.